                                             As Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-104799
PROSPECTUS

                                   [GRAPHIC]
                             SCHOLASTIC CORPORATION
                            OFFER TO EXCHANGE UP TO
                                  $175,000,000
                                       OF
                               5% NOTES DUE 2013
                      WHICH HAVE BEEN REGISTERED UNDER THE
                             SECURITIES ACT OF 1933
                                      FOR
                          ALL OUTSTANDING UNREGISTERED
                               5% NOTES DUE 2013
    We are offering to exchange new 5% Notes Due 2013, which we have registered under the Securities Act of 1933, for all of our outstanding 5% Notes Due 2013, which were previously issued in a private placement pursuant to an exemption from registration under the Securities Act in April 2003. We refer to these registered notes as the new notes and the outstanding unregistered notes as the old notes.
THE EXCHANGE OFFER
    - We will exchange an equal principal amount of new notes that are freely tradeable for all old notes that are validly tendered and not validly withdrawn.
    - You may withdraw tenders of outstanding old notes at any time prior to the expiration of the exchange offer.
    - The exchange offer is subject to the satisfaction of limited, customary conditions.
    - The exchange offer expires at 5:00 p.m., New York City time, on June 6,
      2003, unless extended.
    - The exchange of old notes for new notes in the exchange offer will not be a taxable event for U.S. Federal income tax purposes.
    - We will not receive any proceeds from the exchange offer.
THE NEW NOTES
    - We are offering the new notes in order to satisfy our obligations under the registration rights agreement entered into in connection with the private placement of the old notes.
    - The terms of the new notes to be issued in the exchange offer are substantially identical to the terms of the old notes, except that the new notes are registered under the Securities Act and have no transfer restrictions, rights to special interest or registration rights except in limited circumstances.
                            ------------------------
SEE "RISK FACTORS" BEGINNING ON PAGE 7 TO READ ABOUT FACTORS YOU SHOULD CONSIDER
IN CONNECTION WITH THE EXCHANGE OFFER.
    If you are a broker-dealer that receives new notes for your own account pursuant to the exchange offer, you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an
"underwriter" within the meaning of the Securities Act. You may use this prospectus, as we may amend or supplement it from time to time, for your resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See
"Plan of Distribution."
                            ------------------------
    Neither the Securities and Exchange Commission, any state securities commission nor any other U.S. regulatory authority has approved or disapproved of the new notes nor have any of the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
                            ------------------------

                   The date of this prospectus is May 9, 2003
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                               TABLE OF CONTENTS

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
                                                                PAGE
                                                              --------
PROSPECTUS SUMMARY..........................................      3

RISK FACTORS................................................      7

FORWARD-LOOKING STATEMENTS..................................      7

USE OF PROCEEDS.............................................      8

CAPITALIZATION..............................................      9

SELECTED CONSOLIDATED FINANCIAL DATA........................     10

RATIO OF EARNINGS TO FIXED CHARGES..........................     11

THE EXCHANGE OFFER..........................................     11

DESCRIPTION OF NOTES........................................     19

IMPORTANT FEDERAL INCOME TAX CONSIDERATIONS.................     29

PLAN OF DISTRIBUTION........................................     30

VALIDITY OF THE NOTES.......................................     30

EXPERTS.....................................................     30

AVAILABLE INFORMATION.......................................     31

    REFERENCES TO "SCHOLASTIC" IN THIS PROSPECTUS AND TO "WE," "US" AND "OUR" IN THIS PROSPECTUS ARE REFERENCES TO SCHOLASTIC CORPORATION, EXCEPT THAT SUCH REFERENCES WILL INCLUDE SCHOLASTIC'S CONSOLIDATED SUBSIDIARIES WHERE WE DESCRIBE OUR BUSINESS ACTIVITIES. WHEN WE REFER IN THIS PROSPECTUS TO THE 5% NOTES DUE 2013 ISSUED ON APRIL 4, 2003, WE MAY REFER TO THEM AS THE "OLD NOTES." WHEN WE REFER IN THIS PROSPECTUS TO THE REGISTERED 5% NOTES DUE 2013, WE WILL REFER TO THEM AS THE "NEW NOTES." THE OLD NOTES AND THE NEW NOTES ARE COLLECTIVELY REFERRED TO AS THE "NOTES." REFERENCES TO "$" AND "DOLLARS" ARE TO UNITED STATES DOLLARS.

    This document incorporates by reference important business, financial and other information about Scholastic that is not included in or delivered with this document. See "AVAILABLE INFORMATION" on page 31 for a list of the documents that have been incorporated by reference.

    You can request copies of these documents at no cost upon your written or oral request to Raymond Marchuk, our Senior Vice President, Finance and Investor Relations, 557 Broadway, New York, New York 10012, telephone number:
(212) 343-6741.

    IN ORDER TO ENSURE TIMELY DELIVERY OF THE REQUESTED DOCUMENTS, REQUESTS SHOULD BE MADE NO LATER THAN MAY 30, 2003. In the event that we extend the exchange offer, you must submit your request at least five business days before the expiration date, as extended.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE PARTICIPATING IN THIS EXCHANGE OFFER. YOU SHOULD READ THE ENTIRE PROSPECTUS, ACCOMPANYING LETTER OF TRANSMITTAL AND DOCUMENTS INCORPORATED BY REFERENCE CAREFULLY.

                             SCHOLASTIC CORPORATION

    Scholastic is a global children's publishing and media company. We believe that we are the world's largest publisher and distributor of children's books. Scholastic creates quality educational and entertaining materials and products for use in school and at home, including children's books, textbooks, magazines, technology-based products, teacher materials, television programming, videos and toys. We distribute our products and services through a variety of channels, including school-based book clubs, school-based book fairs, school-based and direct-to-home continuity programs, retail stores, schools, libraries, television networks and the Internet. Our web site, Scholastic.com, is a leading site for teachers, classrooms and parents and an award-winning destination for children. With the June 2000 acquisition of Grolier Incorporated, we became the leading operator in the United States of direct-to-home book clubs primarily serving children age five and under, and the leading print and on-line publisher of children's non-fiction and reference products sold primarily to United States school libraries. Internationally, Scholastic has long-established operations in Canada, the United Kingdom, Australia and New Zealand, and newer operations in Argentina, Hong Kong, India, Ireland and Mexico. The Grolier acquisition expanded our international operations in Canada, the United Kingdom, Australia and Southeast Asia.

    During our 83 years of operation, we have emphasized quality products and a dedication to learning. Scholastic was incorporated under the laws of Delaware in 1986 and, through predecessor entities, has been in business since 1920. Grolier, through its predecessor entities, has been in business since 1895.

    Our principal executive offices are located at 557 Broadway, New York, NY 10012; our telephone number is (212) 343-6100. Information contained on our Internet worldwide web site or any other Internet worldwide web site is not part of this offering memorandum.

                               THE EXCHANGE OFFER

Background.....................  On April 4, 2003, we completed a private placement of our unregistered notes. We refer to these as the "old notes." In connection with that private placement, we entered into a
                                 registration rights agreement in which we agreed to deliver this prospectus to you and to make an exchange offer.

The Exchange Offer.............  We are offering to exchange up to $175 million principal amount of our new notes, which we have registered under the
                                 Securities Act, for up to $175 million principal amount of our old notes. We refer to the registered notes as "new
                                 notes." You may tender old notes only in integral multiples of $1,000 principal amount. You should read the discussion under the heading "THE EXCHANGE OFFER" beginning on page 11 for further information about the exchange offer and resale of the new notes.

Resale of New Notes............  Based on existing interpretations of the Securities Act contained in several "no action" letters from the SEC staff to third parties, we believe that you may resell and
                                 transfer the new notes without compliance with the
                                 registration and prospectus delivery provisions of the
                                 Securities Act, if:

                                 -  you are acquiring the new notes in the ordinary course of your business;

                                       3
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
                                 -  you have no arrangement or understanding with any person to participate in the distribution of the new notes; and

                                 -  you are not our affiliate as defined under Rule 405 of
                                 the Securities Act.

                                 If you fail to satisfy any of these conditions, you must
                                 comply with the registration and prospectus delivery
                                 requirements of the Securities Act in connection with a
                                 resale of the new notes.

                                 Broker-dealers that acquired old notes directly from us, but not as a result of market-making activities or other trading activities, must comply with the registration and prospectus delivery requirements of the Securities Act in connection
                                 with a resale of the new notes.

                                 Each broker-dealer that receives new notes for its own
                                 account pursuant to the exchange offer in exchange for old notes that it acquired as a result of market-making or other trading activities must deliver this prospectus in
                                 connection with any resale of the new notes and provide us with a signed acknowledgement of this obligation.

Consequences If You Do Not
  Exchange Your Old Notes......  Old notes that are not tendered in the exchange offer or are not accepted for exchange will continue to bear legends
                                 restricting their transfer. You will not be able to offer or sell the old notes unless:

                                 -  an exemption from the requirements of the Securities Act is available to you;

                                 -  you sell the old notes outside the United States in
                                 accordance with the SEC's Regulation S; or

                                 -  you sell the old notes pursuant to an effective
                                    registration statement.

                                 Remaining old notes will continue to be subject to
                                 restrictions on transfer. See "THE EXCHANGE
                                 OFFER--CONSEQUENCES OF FAILURE TO PROPERLY TENDER OLD NOTES
                                 IN THE EXCHANGE," beginning on page 19.

Expiration Date................  5:00 p.m., New York City time, on June 6, 2003, unless we extend the exchange offer.

Conditions to the Exchange
  Offer........................  The exchange offer is subject to limited, customary conditions, which we may waive.

Procedures for Tendering Old
  Notes........................  If you wish to accept the exchange offer, the following must be delivered to the exchange agent:

                                 -  for old notes tendered electronically, an agent's message from The Depository Trust Company, which we refer to as
                                    "DTC," stating that the tendering participant agrees to
                                    be bound by the letter of transmittal sent to you with
                                    this prospectus and the terms of the exchange offer
                                    contained herein and in that letter;

                                 -  your old notes by timely confirmation of book entry
                                 transfer through DTC; and
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                                       4
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
                                 -  all other documents required by the letter of
                                 transmittal.

                                 These actions must be completed before the expiration of the exchange offer.

                                 If you hold old notes through DTC, you must comply with
                                 their standard procedures for electronic tenders, by which you will agree to be bound by the letter of transmittal.

                                 By signing, or by agreeing to be bound by the letter of
                                 transmittal, you will be representing to us that:

                                 -  you will be acquiring the new notes in the ordinary
                                 course of your business;

                                 -  you have no arrangement or understanding with any person to participate in the distribution of the new notes;

                                 -  you are not our affiliate as defined under Rule 405 of
                                 the Securities Act;

                                 -  you have full power and authority to tender, exchange and transfer the old notes; and

                                 -  we will acquire good title to the old notes free and
                                 clear of any liens, encumbrances, adverse claims or other
                                    restrictions.

Guaranteed Delivery Procedures
  for Tendering Old Notes......  If you cannot meet the expiration deadline, deliver any necessary documentation or comply with the applicable
                                 procedures under DTC standard operating procedures for
                                 electronic tenders in a timely fashion, you may tender your old notes according to the guaranteed delivery procedures
                                 set forth under "THE EXCHANGE OFFER--GUARANTEED DELIVERY
                                 PROCEDURES," beginning on page 17.

Withdrawal Rights..............  You may withdraw your tender of old notes any time before the exchange offer expires by following the withdrawal
                                 procedures described under "THE EXCHANGE OFFER--WITHDRAWAL
                                 OF TENDERS," beginning on page 18 and in Instruction 4 of
                                 the letter of transmittal.

Tax Consequences...............  The exchange pursuant to the exchange offer generally will not be a taxable event for U.S. Federal income tax purposes.
                                 See "IMPORTANT FEDERAL INCOME TAX CONSIDERATIONS."

Use of Proceeds................  We will not receive any proceeds from the exchange or the issuance of new notes in connection with the exchange offer.

Exchange Agent.................  Citibank, N.A. is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth under "THE EXCHANGE
                                 OFFER--EXCHANGE AGENT."

Risk Factors...................  See "RISK FACTORS" on page 7 for a discussion of various material risks relating to the exchange offer.

                      SUMMARY DESCRIPTION OF THE NEW NOTES

    The form and terms of the new notes are the same as the form and terms of the old notes, except that:

    - the new notes will be registered under the Securities Act and will therefore not bear legends restricting their transfer; and

    - the provisions for payment of special interest in case of non-registration will be eliminated.

    The new notes will evidence the same debt as the old notes and will rank equally with the old notes. The same indenture will govern both the old notes and the new notes.

    You should read the discussion under the heading "DESCRIPTION OF NOTES" beginning on page 19 for further information about the new notes.

                             TERMS OF THE NEW NOTES

    The specific financial terms of the new notes are as follows:

    - Title: 5% Notes Due 2013.

    - Issuer: Scholastic Corporation.

    - Total principal amount being issued: up to $175,000,000.

    - Due date for principal: April 15, 2013.

    - Interest rate: 5% annually.

    - Due dates for interest: every April 15 and October 15, beginning October 15, 2003.

    - Regular record dates for interest: every April 1 and October 1.

    - Ratings: "Baa2" by Moody's and "BBB" by Standard & Poor's. A rating is not a recommendation to buy, sell or hold new notes and may be suspended, reduced or withdrawn at any time by Moody's and Standard & Poor's if, among other things, our financial condition or results of operations change. Each rating should also be evaluated independently of any other rating.

    - Optional Redemption: at any time at our option at a redemption price (plus accrued interest to the date of redemption) equal to the greater of 100% of the principal amount of the notes to be redeemed or the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the applicable treasury yield plus 20 basis points.

    - Repayment at option of Holder: none.

    - The covenants, events of default and other provisions of the new notes are identical to those contained in the old notes.

                                  RISK FACTORS

                      RISKS RELATING TO THE EXCHANGE OFFER

    IF YOU WISH TO TENDER YOUR OLD NOTES FOR EXCHANGE, YOU MUST COMPLY WITH THE REQUIREMENTS DESCRIBED IN THIS PROSPECTUS.

    We will only issue new notes in exchange for old notes that are timely received by the exchange agent together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate the exchange offer, you will continue to hold old notes that are subject to the existing transfer restrictions. In addition, upon completion of the exchange offer, special rights under the registration rights agreement, including registration rights and rights to additional interest, will be either limited or eliminated.

    After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be less old notes outstanding and therefore a less liquid market for the old notes or a lower market price of the old notes.

    In addition, if you tender your old notes for the purpose of participating in a distribution of the new notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes. If you are a broker-dealer that receives new notes for your own account in exchange for old notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such new notes.

    THERE MAY NOT BE A LIQUID MARKET FOR THE RESALE OF NEW NOTES.

    The new notes are a new issue of securities with no existing trading market. Although the initial purchasers of the old notes have informed us that they intend to make a market in the new notes, they are not obligated to do so and any such market-making may be discontinued at any time without notice. In addition, market-making activity may be limited during the pendency of the exchange offer.

    If a large amount of old notes are not tendered or are tendered improperly, the limited amount of new notes that would be issued and outstanding after we consummate the exchange offer could result in a less liquid market for the new notes or lower the market price of such new notes.

    Accordingly, there can be no assurance as to the development or liquidity of any market for the new notes. We do not intend to apply for listing of the new notes on any securities exchange or for quotation through the Nasdaq National Market System.

                           FORWARD-LOOKING STATEMENTS

    This prospectus and documents incorporated by reference in this prospectus contain or incorporate statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Those statements can be identified by the use of forward-looking language such as "will likely result," "may," "are expected to," "is anticipated," "estimate," "projected," "intends to," or other similar words. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. These statements are subject to certain risks and uncertainties, including the conditions of the children's book and instructional materials markets and acceptance of our products within those markets, geopolitical events, and other risks and factors identified in our filings

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with the SEC incorporated by reference herein. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus and in the reports incorporated by reference in those documents. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

                                USE OF PROCEEDS

    We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive old notes from you in the same principal amount. The old notes surrendered in exchange for the new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any change in our indebtedness.

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                                 CAPITALIZATION

    The following table shows our consolidated capitalization (i) on an actual basis as of May 31, 2002 and as of February 28, 2003 and (ii) as adjusted as of February 28, 2003 to give effect to the sale of the old notes in April 2003 and the application of the net proceeds therefrom as described in footnote (a). The table should be read together with the consolidated financial statements, notes and other financial information included in the documents incorporated by reference in this prospectus.

                                                                               FEBRUARY 28, 2003
                                                                             ----------------------
                                                              MAY 31, 2002    ACTUAL    AS ADJUSTED
                                                              ------------   --------   -----------
                                                               (AUDITED)          (UNAUDITED)
                                                                          (IN MILLIONS)
SHORT-TERM DEBT:
  Lines of credit and other debt............................    $   23.5     $   30.2     $   30.2
  Grolier Facility(a).......................................          --         30.0           --
  7% Notes due 2003, net of discount                                  --        125.0        125.0
                                                                --------     --------     --------
  Total short-term debt.....................................        23.5        185.2        155.2
                                                                --------     --------     --------

LONG-TERM DEBT:
  Grolier Facility(a).......................................        50.0           --           --
  Loan Agreement and Revolver(a)............................        50.0        186.9         45.7
  7% Notes due 2003, net of discount........................       124.9           --           --
  5 3/4% Notes due 2007, net of discount....................       300.7        307.5        307.5
  5% Notes due 2013, net of discount........................          --           --        172.6
  Other debt................................................         0.2          0.4          0.4
                                                                --------     --------     --------
  Total long-term debt......................................       525.8        494.8        526.2
                                                                --------     --------     --------
Total debt..................................................    $  549.3     $  680.0     $  681.4
                                                                --------     --------     --------

STOCKHOLDERS' EQUITY:
  Preferred Stock, $1.00 par value..........................    $     --     $     --     $     --
  Class A Stock, $.01 par value.............................         0.0          0.0          0.0
  Common Stock, $.01 par value..............................         0.4          0.4          0.4
  Additional paid-in capital................................       373.7        379.1        379.1
  Deferred compensation.....................................        (0.4)        (1.2)        (1.2)
  Accumulated other comprehensive loss......................       (27.4)       (25.7)       (25.7)
  Retained earnings.........................................       372.6        402.5        402.5
                                                                --------     --------     --------
  Total stockholders' equity................................    $  718.9     $  755.1     $  755.1
                                                                ========     ========     ========
TOTAL CAPITALIZATION........................................    $1,268.2     $1,435.1     $1,436.5
                                                                ========     ========     ========

------------------------

(a) The net proceeds of $171.2 million from the sale of the old notes on April 4, 2003 (after deducting purchase discount and estimated expenses) were used to retire all outstanding indebtedness of $36.0 million under the Grolier Facility on that date, which was then cancelled, and to reduce $135.2 million of indebtedness outstanding under the Loan Agreement and Revolver. We expect to repay $125.0 million of our 7% Notes due 2003, principally using available borrowings under the Loan Agreement and Revolver made possible by the issuance of the old notes.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    You should read our selected consolidated financial data together with the financial statements, notes thereto and other financial information included in the documents incorporated by reference in this prospectus. We have derived the selected consolidated financial data for each of the five years in the period ended May 31, 2002 from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent auditors. We have derived the data presented for the nine-month periods ended February 28, 2003 and 2002 from our unaudited consolidated condensed financial statements that include, in our opinion, all adjustments necessary to present fairly the data for such periods. On June 22, 2000, Scholastic acquired all of the issued and outstanding capital stock of Grolier for $400 million in cash. Grolier's operating results are included in our consolidated results of operations since the date of the acquisition. Our results for the nine-month period ended February 28, 2003 may not be indicative of the results to be expected for the full fiscal year.

                                               NINE MONTHS
                                                  ENDED
                                              FEBRUARY 28,                            FISCAL YEAR ENDED MAY 31,
                                           -------------------      -------------------------------------------------------------
                                           2003(A)    2002(A)         2002          2001          2000          1999       1998
                                           --------   --------      --------      --------      --------      --------   --------
                                                                    (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Total Revenues.........................  $1,400.9   $1,376.0      $1,917.0      $1,962.3      $1,402.5      $1,165.5   $1,069.8
  Cost of goods sold.....................     640.3      634.1         852.1         899.7         692.8         586.1      560.4
  Cost of goods sold--Special Literacy
    Place and other charges..............        --         --            --          72.9(b)         --            --         --
  Selling, general and administrative
    expenses.............................     607.0      567.1         773.7         773.1         557.6         462.1      413.5
  Bad debt expense.......................      53.6       51.6          68.7          75.5          20.5          17.0       14.6
  Other operating costs:
    Depreciation and amortization........      32.9       26.0          36.6          42.4          24.1          22.4       21.7
    Litigation and other charges.........       1.9         --           1.2            --           8.5(c)         --       11.4(d)
  Operating income.......................      65.2       97.2         184.7          98.7          99.0          77.9       48.2
  Gain on sale of investment.............       2.9         --            --            --            --            --         --
  Gain on sale of the SOHO Group.........        --         --            --            --            --            --       10.0(d)
  Interest expense, net..................      23.3       24.3          31.4          41.6          18.6          19.0       20.1
  Net income before cumulative effect of
    accounting change....................      29.9       46.7          98.7          36.3          51.4          36.8       23.6
  Cumulative effect of accounting change,
    net..................................        --        5.2(e)        5.2(e)         --            --            --         --
  Net income.............................      29.9       41.5(e)       93.5(e)       36.3(b)       51.4(c)       36.8       23.6(d)
  Earnings per share:
    Basic................................  $   0.76   $   1.15(e)   $   2.55(e)   $   1.05(b)   $   1.54(c)   $   1.13   $   0.73(d)
    Diluted..............................  $   0.74   $   1.09(e)   $   2.38(e)   $   1.01(b)   $   1.48(c)   $   1.10   $   0.72(d)
  Weighted average shares outstanding:
    Basic................................      39.1       36.0          36.7          34.7          33.4          32.8       32.4
    Diluted..............................      40.3       39.9          40.1          36.1          37.1          33.4       32.8

BALANCE SHEET DATA AT PERIOD END:
  Working capital........................  $  388.1   $  410.5      $  466.8      $  394.6      $  253.9      $  222.4   $  201.0
  Total assets...........................   1,824.5    1,630.6       1,629.6       1,501.8         983.2         842.3      763.6
  Long-term debt.........................     494.8      471.2         525.8         585.3         241.1         248.0      243.5
  Total stockholders' equity.............     755.1      668.0         718.9         493.7         430.0         361.4      318.1

------------------------------
(a) Results for the three months ended February 28, 2003 reflect revenues of $433.7 million and net loss of $0.5 million compared to revenues of $432.7 million and net income of $11.9 million for the three months ended February 28, 2002.

(b) In fiscal 2001, Scholastic announced its decision not to update SCHOLASTIC LITERACY PLACE-REGISTERED TRADEMARK-. This decision resulted in a $72.9 million pre-tax special charge recorded in cost of goods sold. The impact on earnings per diluted share of this charge was $1.20.

(c) Fiscal 2000 included non-recurring pre-tax charges related to the establishment of a litigation reserve of $6.7 million and the liquidation of certain stock options of $1.8 million. The impact on earnings per diluted share of these charges was $0.15.

(d) Fiscal 1998 included non-recurring pre-tax charges related to the impairment of certain assets of $11.4 million and the non-operating gain of $10.0 million related to the sale of the SOHO Group. The impact on earnings per diluted share of these items was $0.03.

(e) Net income includes the cumulative effect of an accounting change of $5.2 million related to the adoption of Statement of Position No. 00-2, "Accounting by Producers and Distributors of Films." The impact on earnings per diluted share of this charge was $0.13.

     Certain prior year amounts have been reclassified to conform with the present year presentation and the share amounts have been adjusted for a 2-for-1 stock split on January 16, 2001.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth our ratios of earnings to fixed charges for the fiscal periods indicated. For purposes of the ratio of earnings to fixed charges, "earnings" represent earnings plus fixed charges less interest capitalized and "fixed charges" represent interest expense plus the portion of rent expense that, in our opinion, approximates the interest factor included in rent expense plus interest capitalized. As of the date of this prospectus, we have no preferred stock outstanding.

                                                                            FISCAL YEAR ENDED MAY 31,
                                         NINE MONTHS ENDED   --------------------------------------------------------
                                         FEBRUARY 28, 2003     2002       2001           2000       1999       1998
                                         -----------------   --------   --------       --------   --------   --------
RATIO OF EARNINGS OF FIXED CHARGES.....        2.23x          4.05x      1.90x(a)       3.43x      2.91x      2.31x

------------------------

(a) In fiscal 2001, Scholastic announced its decision not to update SCHOLASTIC LITERACY PLACE. This decision resulted in a $72.9 million pre-tax special charge recorded in cost of goods sold, which had the effect of lowering the ratio by 1.22x.

                               THE EXCHANGE OFFER

    THE FOLLOWING SUMMARY OF THE REGISTRATION RIGHTS AGREEMENT AND LETTER OF TRANSMITTAL IS NOT COMPLETE AND IS SUBJECT TO, AND IS QUALIFIED IN ITS ENTIRETY BY, ALL OF THE PROVISIONS OF THE REGISTRATION RIGHTS AGREEMENT AND THE LETTER OF TRANSMITTAL.

PURPOSE AND EFFECT OF EXCHANGE OFFER; REGISTRATION RIGHTS

    We sold the old notes on April 4, 2003 in an unregistered private placement to a group of investment banks that served as the initial purchasers. The initial purchasers resold the old notes under an offering circular dated
April 2, 2003, in reliance on SEC Rule 144A under the Securities Act.

    As a condition to the initial sale of the old notes, we and the initial purchasers entered into a registration rights agreement. Pursuant to that agreement, we agreed to file, at our cost, on or before June 3, 2003, with the SEC a registration statement under the Securities Act with regard to registered notes, called new notes, to be exchanged for the old notes and to use our reasonable best efforts to cause this registration statement to become effective not later than October 1, 2003. As a result, we filed the registration statement, of which this prospectus is a part, on April 29, 2003.

    The exchange offer will be open for a period of at least 20 business days and not more than 45 business days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the old notes. During this period, we will agree to exchange the new notes for all old notes properly surrendered and not withdrawn before the expiration date of this period.

    In the event that

    - there is a change in law or applicable interpretations of the law by the staff of the SEC that do not permit us to effect such a registered exchange offer; or

    - for any other reason the exchange offer registration statement is not declared effective by October 1, 2003 or the registered exchange offer is not consummated by November 15, 2003; or

    - any initial purchaser so requests with respect to old notes that are not eligible to be exchanged for new notes; or

    - any holder of the old notes is not eligible to participate in the registered exchange offer; or

    - any holder of the old notes does not receive fully transferable new notes in the registered exchange offer, we will, at our cost,

    - as promptly as practicable, but in no event later than (a) October 31, 2003 or (b) the 60th day after such filing obligation arises, whichever is later, file a registration statement under the Securities Act covering continuous resales of the old notes or the new notes, as the case may be (which is called a "shelf registration statement");

    - use our reasonable best efforts to cause the shelf registration statement to be declared effective by the SEC no later than November 30, 2003; and

    - use our reasonable best efforts to keep the shelf registration statement effective through April 4, 2005, or, if earlier, until all of the old notes covered by the shelf registration statement are sold thereunder or are already freely tradable pursuant to SEC Rule 144(k) under the Securities Act.

    In the event a shelf registration statement is filed, we will provide to each holder for whom the shelf registration was filed copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take other actions as are required to permit unrestricted resales of the old notes or the new notes, as the case may be.

    A holder of the old notes that sells old notes or new notes pursuant to the shelf registration statement generally (i) would be required to be named as a selling security holder in the related prospectus and to deliver that prospectus to purchasers, (ii) will be subject to applicable civil liability provisions under the Securities Act in connection with sales of that kind and (iii) will be bound by the provisions of the registration rights agreement that are applicable to that holder (including certain indemnification obligations).

TERMS OF THE EXCHANGE OFFER

    For each of the old notes properly surrendered and not withdrawn before the expiration date of the exchange offer, a new note having a principal amount equal to that of the surrendered old note will be issued.

    The form and terms of the new notes will be the same as the form and terms of the old notes except that:

    - the new notes will be registered under the Securities Act and, therefore, the global securities representing the new notes will not bear legends restricting the transfer of interests in the new notes; and

    - the provisions for payment of special interest in case of non-registration will be eliminated.

    The new notes will evidence the same indebtedness as the old notes they replace, and will be issued under, and be entitled to the benefits of, the same indenture that authorized the issuance of the old notes. As a result, the old notes and the new notes will be treated as a single class of notes under the indenture.

    We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Act and the related rules and regulations of the SEC.

    Under existing SEC interpretations, the new notes would generally be freely transferable after the exchange offer without further registration under the Securities Act, except that broker-dealers receiving the new notes in the exchange offer will be subject to a prospectus delivery requirement with respect to their resale. This view is based on interpretations by the staff of the SEC in no-action letters issued to third parties in exchange offers like this one. We have not, however, asked the SEC to consider this particular exchange offer in the context of a no-action letter. Therefore, the SEC might not treat it in the same way it has treated other exchange offers in the past. You will be relying on the no-action letters that the SEC has issued to third parties in circumstances that we believe are similar to ours. Based on these no-action letters, the following conditions must be met:

    - you must acquire the new notes in the ordinary course of your business;

    - you must have no arrangement or understanding with any person to participate in the distribution of the new notes within the meaning of the Securities Act; and

    - you must not be an "affiliate" of ours, as defined in Rule 405 of the Securities Act.

    If you wish to exchange old notes for new notes in the exchange offer, you must represent to us that you satisfy all of above listed conditions. If you do not satisfy all of the above listed conditions:

    - you cannot rely on the position of the SEC set forth in the no-action letters referred to above; and

    - you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

    The SEC considers broker-dealers that acquired old notes directly from us, but not as a result of market-making activities or other trading activities, to be making a distribution of the new notes if they participate in the exchange offer. Consequently, these broker-dealers must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

    A broker-dealer that has bought old notes for market-making or other trading activities must deliver a prospectus in order to resell any new notes it receives for its own account in the exchange offer. The SEC has taken the position in the no-action letters to third parties that broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes by delivering the prospectus contained in the registration statement for the exchange offer. Therefore, this prospectus may be used by a broker-dealer that bought old notes for market-making or other trading activities to resell any of its new notes. We have agreed in the registration rights agreement to send this prospectus to any broker-dealer that requests copies in the notice and questionnaire included in the letter of transmittal accompanying this prospectus for a period of up to 180 days after the date of expiration of this exchange offer.

    Unless you are required to do so because you are a broker-dealer, or you do not meet the conditions that the SEC has established in the no-action letters to third parties described above, you may not use this prospectus for an offer to resell, resale or other transfer of new notes. We are not making this exchange offer to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The expiration date for the exchange offer is 5:00 p.m., New York City time, on June 6, 2003. We may extend this expiration date in our sole discretion, but in no event to a date later than July 14, 2003. If we extend the expiration date, the term "expiration date" shall mean the latest date and time to which we extend the exchange offer.

    We reserve the right, in our sole discretion:

    - to delay accepting any old notes;

    - to extend the exchange offer;

    - to terminate the exchange offer if, in our sole judgment, any of the conditions described below under "CONDITIONS TO THE EXCHANGE OFFER" have not been satisfied; or

    - to amend the terms of the exchange offer in any way we determine is advantageous to holders of the old notes or which is not a material change to the terms of the exchange offer.

    We will give oral or written notice of any delay, extension or termination of the exchange offer to the exchange agent. In addition, we will give, as promptly as practicable, oral or written notice regarding any delay in acceptance, extension or termination of the exchange offer to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, or if we waive a material condition, we will promptly disclose the amendment or waiver in a manner reasonably calculated to inform the holders of old notes of the amendment, and extend the offer if required by law.

    Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination, amendment or waiver regarding the exchange offer, we have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

INTEREST ON THE NEW NOTES

    Interest on the new notes will accrue at the rate of 5% per annum on the principal amount, from the later of April 4, 2003, which is the date of issuance of the old notes, or the last interest payment date to which interest has been paid on the old notes, payable semiannually in arrears on April 15 and October 15.

CONDITIONS TO THE EXCHANGE OFFER

    Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange new notes for, any old notes, and we may terminate the exchange offer as provided in this prospectus before the acceptance of the old notes, if:

    - the exchange offer, or the making of any exchange by a holder, violates, in our good faith determination or on the advice of counsel, any applicable law, rule or regulation or any applicable interpretation of the staff of the SEC;

    - any action or proceeding is instituted or threatened in any court or by the SEC or any other governmental agency with respect to the exchange offer that, in our judgment, would impair our ability to proceed with the exchange offer; or

    - we have not obtained any governmental approval that we, in our sole discretion, consider necessary for the completion of the exchange offer as contemplated by this prospectus.

    The conditions listed above are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our sole discretion in whole or in part at any time and from time to time. A failure on our part to exercise any of the above rights shall not constitute a waiver of that right, and that right shall be considered an ongoing right that we may assert at any time and from time to time.

    If we determine in our sole discretion that any of the events listed above has occurred, we may, subject to applicable law:

    - refuse to accept any old notes and return all tendered old notes to the tendering holders;

    - extend the exchange offer and retain all old notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw these old notes; or

    - waive unsatisfied conditions relating to the exchange offer and accept all properly tendered old notes that have not been withdrawn.

    Any determination by us concerning the above events will be final and binding.

    In addition, we reserve the right in our sole discretion to:

    - purchase or make offers for any old notes that remain outstanding subsequent to the expiration date; and

    - to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise.

    The terms of any such purchases or offers may differ from the terms of the exchange offer.

PROCEDURES FOR TENDERING

    Except in limited circumstances, only a DTC participant listed on a DTC securities position listing with respect to the old notes may tender old notes in the exchange offer. To tender old notes in the exchange offer:

    - you must instruct DTC and a DTC participant, by completing the form "INSTRUCTION TO REGISTERED HOLDER FROM BENEFICIAL OWNER" accompanying this prospectus, as to whether or not you wish to tender your old notes for new notes; or

    - you must comply with the guaranteed delivery procedures described below;
      and

    - DTC participants in turn must follow the procedures for book-entry transfer as set forth below under "BOOK-ENTRY TRANSFER" and in the letter of transmittal.

    By tendering, you will make the representations described below under "REPRESENTATIONS ON TENDERING OLD NOTES." In addition, each participating broker-dealer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "PLAN OF DISTRIBUTION."

    The tender by a holder of old notes will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If old notes are delivered to the exchange agent by book-entry transfer, only the entire amount of old notes held by a holder may be tendered for exchange.

    THE METHOD OF DELIVERY OF OLD NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS OR TRANSMISSION OF AN AGENT'S MESSAGE, AS DESCRIBED BELOW UNDER "BOOK-ENTRY TRANSFER," TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE TENDERING HOLDER OF OLD NOTES. INSTEAD OF DELIVERY BY MAIL, WE RECOMMEND THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY TO THE EXCHANGE AGENT PRIOR TO THE EXPIRATION OF THE EXCHANGE OFFER. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO US OR DTC. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

    Signatures on a letter of transmittal or a notice of withdrawal, as described in "WITHDRAWAL OF TENDERS" below, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an "eligible guarantor institution," within the meaning of Rule 17Ad-15 under the Exchange Act, which we refer to in this prospectus as an eligible institution, unless the old notes are tendered for the account of an eligible institution.

    We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered old notes. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, holders must cure any defects or irregularities in connection with tenders of old notes within a period we will determine. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of old notes, neither we, the exchange agent nor any other person will have any duty or incur any liability for failure to give this notification. We will not consider tenders of old notes to have been made until these defects or irregularities have been cured or waived. The exchange agent will return any old notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

BOOK-ENTRY TRANSFER

    We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the old notes at DTC for the purpose of facilitating the exchange offer. Any financial institution that is a participant in DTC's system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent's DTC account in accordance with DTC's electronic Automated Tender Offer Program procedures for such transfer. The exchange of new notes for tendered old notes will only be made after timely:

    - confirmation of book-entry transfer of the old notes into the exchange agent's account; and

    - receipt by the exchange agent of an executed and properly completed letter of transmittal or an "agent's message" and all other required documents specified in the letter of transmittal.

    The confirmation, letter of transmittal, or agent's message and any other required documents must be received at the exchange agent's address listed below under "EXCHANGE AGENT" on or before 5:00 p.m., New York time, on the expiration date of the exchange offer or, if the guaranteed delivery procedures described below are complied with, within the time period provided under those procedures.

    As indicated above, DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

    The term "agent's message" means a message, transmitted by DTC and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC has received an express acknowledgment from a participant in DTC tendering old notes stating:

    - the aggregate principal amount of old notes which have been tendered by the participant;

    - that such participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal and the terms of the exchange offer; and

    - that we may enforce such agreement against the participant.

    Delivery of an agent's message will also constitute an acknowledgment from the tendering DTC participant that the representations contained in the letter of transmittal and described below under "REPRESENTATIONS ON TENDERING OLD NOTES" are true and correct.

REPRESENTATIONS ON TENDERING OLD NOTES

    By surrendering old notes in the exchange offer, you will be representing that, among other things:

    - you are acquiring the new notes issued in the exchange offer in the ordinary course of your business;

    - you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the new notes issued to you in the exchange offer;

    - you are not an "affiliate," as defined in Rule 405 under the Securities Act, of our company;

    - you have full power and authority to tender, exchange, assign and transfer the old notes tendered;

    - we will acquire good, marketable and unencumbered title to the old notes being tendered, free and clear of all security interests, liens, restrictions, charges, encumbrances or other obligations relating to their sale or transfer, and not subject to any adverse claim when the old notes are accepted by us; and

    - you acknowledge and agree that if you are a broker-dealer registered under the Exchange Act or you are participating in the exchange offer for the purposes of distributing the new notes, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale of the new notes, and you cannot rely on the position of the SEC's staff in their no-action letters to third parties that are described above under "TERMS OF THE EXCHANGE OFFER." If you are a broker-dealer and you will receive new notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, you will be required to acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal states that, by delivering a copy of this prospectus, a broker-dealer will not be deemed to be an "underwriter" within the meaning of the Securities Act. See also "PLAN OF DISTRIBUTION" below.

GUARANTEED DELIVERY PROCEDURES

    The following guaranteed delivery procedures are intended for holders who wish to tender their old notes but:

    - the holders cannot deliver the letter of transmittal or any required documents specified in the letter of transmittal before the expiration date of the exchange offer; or

    - the holders cannot complete the procedure under the respective DTC standard operating procedures for electronic tenders before expiration of the exchange offer.

    The conditions that must be met to tender old notes through the guaranteed delivery procedures are:

    - the tender must be made through an eligible institution;

    - before expiration of the exchange offer, the exchange agent must receive from the eligible institution either a properly completed and duly executed notice of guaranteed delivery in the form accompanying this prospectus, by facsimile transmission, mail or hand delivery, or a properly transmitted agent's message in lieu of notice of guaranteed delivery:

       -- setting forth the name and number of the account at DTC and the principal amount of old notes tendered;

       -- stating that the tender of old notes is being made by guaranteed delivery; and

    - guaranteeing that, within five business days after expiration of the exchange offer, the letter of transmittal, or facsimile of the letter of transmittal, or an agent's message and a confirmation of a book-entry transfer of the old notes into the exchange agent's account at DTC, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

    - the exchange agent must receive the properly completed and executed letter of transmittal, or facsimile of the letter of transmittal or an agent's message in the case of a book-entry transfer, as well as a confirmation of book-entry transfer of the old notes into the exchange agent's account, and any other documents required by the letter of transmittal, within five business days after expiration of the exchange offer.

    Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

    Your tender of old notes pursuant to the exchange offer is irrevocable except as otherwise provided in this section. You may withdraw tenders of old notes at any time prior to 5:00 p.m., New York time, on the expiration date.

    For a withdrawal by DTC participants to be effective, holders must comply with their respective standard operating procedures for electronic tenders and the exchange agent must receive an electronic notice of withdrawal from DTC.

    Any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of the applicable facility. We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, for such withdrawal notices, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no new notes will be issued with respect to them unless the old notes so withdrawn are validly retendered. Any old notes that have been tendered but that are not accepted for exchange for any reason will be returned to the holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following the procedures described above under "PROCEDURES FOR TENDERING" at any time prior to the expiration date.

EXCHANGE AGENT

    We have appointed Citibank, N.A. as exchange agent in connection with the exchange offer. Holders of old notes should direct questions and requests for assistance and for additional copies of this prospectus, the letter of transmittal or notices of guaranteed delivery to the exchange agent addressed as follows:

        BY MAIL, HAND DELIVERY OR OVERNIGHT COURIER:            BY FACSIMILE TRANSMISSION:

                       Citibank, N.A.                                 (212) 825-3483
                111 Wall Street, 15th Floor                        Confirm by Telephone
                  New York, New York 10043                            (800) 422-2066
             Attention: Agency & Trust Services

    Delivery of a letter of transmittal to any address or facsimile number other than the one set forth above will not constitute a valid delivery.

FEES AND EXPENSES

    We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will pay the exchange agent for its related reasonable out-of-pocket expenses, including accounting and legal fees. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

    Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes. If, however, a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer, then the tendering holder must pay the amount of any transfer taxes due, whether imposed on the registered holder or any other persons. If the tendering holder does not submit satisfactory evidence of payment of these taxes or exemption from them with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

CONSEQUENCES OF FAILURE TO PROPERLY TENDER OLD NOTES IN THE EXCHANGE

    We will issue the new notes in exchange for old notes under the exchange offer only after timely receipt by the exchange agent of the old notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, holders of the old notes desiring to tender old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of old notes for exchange. Old notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer under the Securities Act. Upon completion of the exchange offer, specified rights under the registration rights agreement, including registration rights and any right to additional interest, will be either limited or eliminated.

    Participation in the exchange offer is voluntary. In the event the exchange offer is completed, we will not be required to register the remaining old notes. Remaining old notes will continue to be subject to the following restrictions on transfer:

    - holders may resell old notes only if an exemption from registration is available or, outside the U.S., to non-U.S. persons in accordance with the requirements of Regulation S under the Securities Act; and

    - the remaining old notes will bear a legend restricting transfer in the absence of registration or an exemption.

    To the extent that old notes are tendered and accepted in connection with the exchange offer, any trading market for remaining old notes could be adversely affected.

                              DESCRIPTION OF NOTES

GENERAL

    The new notes will be issued under an indenture, dated as of April 4, 2003, between us and Citibank, N.A., as trustee. The old notes and new notes will constitute a single series for all purposes under the indenture. The following summaries of certain provisions of the new notes and the indenture do not purport to be complete and are subject, and qualified in their entirety by reference, to all of the provisions of the new notes and the indenture, including the definitions of terms therein.

    The notes will be issued in fully registered form in denominations of $1,000 and integral multiples thereof.

    Definitions of certain capitalized terms used below can be found at the end of this section under "CERTAIN DEFINITIONS."

PRINCIPAL, MATURITY AND INTEREST

    The new notes will be issued in an aggregate principal amount of up to $175,000,000. We may, without the consent of the holders of the notes, increase such principal amount in the future on the same terms and conditions and with the same CUSIP number as the new notes being offered in this prospectus. The new notes will bear interest at 5% and will mature on April 15, 2013. Interest will be payable on the new notes semiannually in arrears on April 15 and October 15 of each year,

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commencing on October 15, 2003, and will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on the new notes will accrue from the most recent date to which interest has been paid on the old notes or, if no interest has been paid, from April 4, 2003, which is the date that the old notes were issued. Interest will be paid to holders of record on the April 1 and October 1 immediately before the interest payment date. On the maturity date of the new notes, holders will be entitled to receive 100% of the principal amount of the new notes. We may redeem the new notes at any time at their principal amount, plus any applicable premium and accrued interest. The new notes do not provide for any sinking fund.

    For so long as the new notes are issued in book-entry form, payments of principal and interest shall be made in immediately available funds by wire transfer to DTC or its nominee. We may issue new notes in definitive form in the limited circumstances set forth in "BOOK-ENTRY SYSTEM" below. If we issue new notes in definitive form, principal of and interest on the new notes will be payable in the manner described below, and the transfer of the new notes will be registrable at the office of Citibank, N.A., the paying agent and registrar for the new notes, currently located at 111 Wall Street, 14th Floor, New York, New York 10043. Payments of principal and interest shall be made by check mailed to each holder of new notes at such holder's registered address. Default interest will be paid in the same manner to holders as of a special record date established in accordance with the indenture.

OPTIONAL REDEMPTION

    We may at any time, at our option, redeem all or any portion of the new notes at a redemption price (plus accrued interest to the date of redemption) equal to the greater of:

    1.  100% of the principal amount of the new notes to be redeemed; or

    2. the sum of the present values of the remaining scheduled payments of principal and interest on the new notes to be redeemed, discounted to the date of redemption on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the applicable treasury yield plus 0.20%.

    HOW THE OPTIONAL REDEMPTION CALCULATION WILL APPLY TO THE NEW NOTES

    The present value of the remaining payments on the new notes, as determined by clause (2), will increase as interest rates on U.S. Treasury securities decline, since the interest on the new notes that we pay to you will be comparatively more valuable compared to the lower interest rates then being paid on comparable securities. The present value will decline as interest rates increase. We will always pay you at least 100% of the principal amount of your new notes, even if interest rates have dramatically increased and the present value of the remaining payments is less than that. However, clause (2) seeks to ensure that you will capture the benefit of the increased value of your new notes as interest rates decline by requiring us to pay you an amount equal to the present value of remaining payments, as determined in clause (2).

    HOW THE OPTIONAL REDEMPTION PAYMENT IN CLAUSE (2) IS CALCULATED

    In connection with any redemption date, the "treasury yield" will be an annual rate equal to the semiannual equivalent yield to maturity of the comparable U.S. Treasury security. In calculating the yield to maturity of the comparable U.S. Treasury security, we will assume a price for the comparable U.S. Treasury security, expressed as a percentage of its principal amount, equal to the applicable comparable Treasury price for that redemption date.

    Independent investment bankers will select as the comparable U.S. Treasury security a United States Treasury security that has a maturity comparable to the remaining term of the notes that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the new notes. Salomon Smith Barney Inc., Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. will act as the independent investment bankers. If these firms are unwilling or unable to select a comparable U.S. Treasury security, the trustee will appoint another independent investment banking institution of national standing to act as the independent investment banker.

    NOTICES OF REDEMPTION

    Holders of the new notes to be redeemed will receive notice of the redemption by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

    NO REDEMPTION AT HOLDER'S OPTION

    The new notes are not redeemable at the holder's option.

MERGERS AND CONSOLIDATIONS

    We will agree in the indenture not to consolidate with or merge with another person, or sell, convey, transfer or lease our properties and assets substantially as an entirety to any person, and not to permit any person to consolidate with or merge with or into us, unless:

    - we are the surviving or continuing corporation, or the surviving, continuing or acquiring corporation is incorporated in the United States and expressly assumes by means of a supplemental indenture the payment and performance of all of our obligations under the indenture and the new notes.

    - immediately following such consolidation, merger, sale, conveyance, transfer or lease, no event of default under the indenture shall have occurred and be continuing. An event of default for this purpose would also include any event that would be an event of default if the requirements for giving us a notice of default or for our default having to continue for a specific period of time were disregarded.

    - if, as a result of such consolidation or merger, sale, conveyance, transfer or lease, properties or assets become subject to a mortgage or other lien rights in such property or assets not permitted by the indenture, we take such steps as shall be necessary to secure the new notes equally and ratably with (or prior to) all indebtedness secured by such liens.

    - we deliver to the trustee an officers' certificate and opinion of counsel confirming that the merger, sale or lease of assets or other transaction complies with the above conditions.

RESTRICTIONS ON LIENS

    Under the indenture, we or a restricted subsidiary (as defined below) are not permitted to create a lien on any principal property (as defined below), or any shares of stock or indebtedness of any restricted subsidiary, whether existing now or in the future, UNLESS an equivalent or higher-ranking lien is granted to all holders of the new notes, except for the following:

    - liens on any acquired property that existed prior to our contemplation of the acquisition of such property,

    - liens existing on property, shares, indebtedness or other assets of a corporation that became a restricted subsidiary and which were not created in anticipation of that corporation becoming a restricted subsidiary,

    - liens on acquired property, shares or indebtedness existing at the time of acquisition of such property by us or a restricted subsidiary,

    - liens on acquired property, shares or indebtedness to secure payment of their purchase price,

    - liens on property, shares or indebtedness to secure any indebtedness incurred to facilitate construction or improvements to property or to enable commencement of commercial operations,

    - liens to secure debts owed to us or to a restricted subsidiary,

    - liens existing at the date of the indenture,

    - liens existing on the property of a corporation at the time of its business combination with us or a restricted subsidiary, and which were not created in anticipation of the business combination,

    - liens created in favor of Federal, State or local authorities to secure statutory or contractual obligations or to secure any indebtedness incurred to finance the purchase price or the cost of constructing or improving the property subject to those liens,

    - liens created in connection with asset acquisitions or project financings involving non-recourse obligations (as defined below), or

    - extensions, renewals, refinancings or replacements of any of the above-listed liens.

    In addition, we or a restricted subsidiary may also create other liens on our respective properties, without granting an equivalent or higher-ranking lien to holders of the new notes, if the total amount of debt secured by those liens is at that time not more than 15% of our consolidated net tangible assets (as defined below).

RESTRICTIONS ON SALE AND LEASE-BACK TRANSACTIONS

    We shall not, and shall not permit any restricted subsidiary to, enter into any sale and lease-back transaction (as defined below) relating to any principal property, except transactions with a lease term of less than three years, transactions between us and a restricted subsidiary, or transactions between restricted subsidiaries, unless:

    - we or the restricted subsidiary are permitted under the indenture to incur debt, secured by a lien on the principal property involved in the sale and lease-back transaction, in an amount equal to the attributable debt (as defined below), without granting an equivalent or higher-ranking lien to holders of new notes, or

    - we use an amount equal to the attributable debt or the net proceeds of the sale within 180 days voluntarily to retire certain debt.

EVENTS OF DEFAULT

    You will have special rights if an event of default occurs and is not cured, as described later in this subsection. The term "event of default" means any of the following:

    - we fail to pay the principal or any premium on a new note on the due date,

    - we fail to pay interest on a new note within 30 days from the relevant due date,

    - we remain in breach of certain covenants in the indenture for 60 days after we receive a notice of default stating that we are in breach. The notice must be sent by the trustee or by holders of at least 25% in principal amount of the new notes,

    - a court enters a decree of bankruptcy, insolvency or reorganization against us, or

    - we file voluntary proceedings under bankruptcy, insolvency or reorganization laws.

    If an event of default occurs and continues, the trustee or the holders of at least 25% of the principal amount of the new notes may require us to repay the entire principal amount of the new notes immediately, which is called a "repayment acceleration." In most instances, the holders of at least a majority in aggregate principal amount of the new notes may rescind a previously triggered repayment acceleration. However, if an event of default results from a failure to pay unaccelerated principal and premium or interest, a repayment acceleration may be rescinded only if we have first cured the default by depositing with the trustee enough money to pay all unaccelerated past due amounts and any penalties.

    The trustee must notify the holders of the new notes of such default unless such default has been cured or waived; however, with respect to a default in the performance or breach of certain covenants, no notice shall be given by the trustee until at least 30 days after such default occurs. We are required to file an annual certificate with the trustee, signed by an officer, concerning any default under any provisions of the indenture.

    Subject to the provisions of the indenture relating to the trustee's duties in case of default, the trustee shall be under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any holders unless such holders offer the trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the new notes may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the trustee with respect to the new notes.

    Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the new notes, the following must occur:

    - you must give the trustee written notice that an event of default has occurred and remains uncured,

    - the holders of 25% in principal amount of all outstanding new notes must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action,

    - the trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity, and

    - no inconsistent direction must have been given to the trustee during the 60-day period from the holders of a majority in principal amount of the outstanding new notes.

MODIFICATION OF INDENTURE

    Under the indenture, our rights and obligations and the rights of the holders of any new notes may be changed. Any change affecting the rights of the holders of new notes requires the consent of the holders of not less than a majority in aggregate principal amount of the outstanding new notes affected by the change, voting as one class. However, we cannot change the terms of payment of principal or interest, or reduce the percentage required for changes or a waiver of default with respect to any new note unless each affected holder consents. We may take other action that does not affect the rights of holders by executing supplemental indentures without the consent of any new note holder.

DEFEASANCE

    We, at our election, may at any time terminate all of our obligations with respect to the new notes, called a "defeasance" (except for certain obligations, including those regarding any trust established for a defeasance and obligations to register the transfer or exchange of the new notes, to replace mutilated, destroyed, lost or stolen new notes as required by the indenture and to maintain agencies in respect of the new notes). We may also at any time terminate our obligations under certain restrictive covenants set forth in the indenture and any omission to comply with such obligations shall not constitute an event of default with respect to the new notes, which is called a "covenant defeasance." To exercise either defeasance or covenant defeasance, there must be deposited in trust, for the benefit of the holders of the new notes, with the trustee, sufficient cash or U.S. government securities, or a combination thereof, in such amounts as will be sufficient to pay the principal of, and premium, if any, and interest on the new notes and any other sums due to the stated maturity date or a redemption date of the new notes and there must be delivered to the trustee an opinion of counsel stating that the federal income tax obligations of new note holders will not change as a result.

SATISFACTION AND DISCHARGE

    The indenture will be discharged and will cease to be of further effect, except as to surviving rights or registration of transfer or exchange of new notes, as to all outstanding new notes when:

    - either (a) all such new notes theretofore authenticated and delivered (except lost, stolen or destroyed new notes that have been replaced or paid and new notes for whose payment money has been deposited in trust or segregated and held in trust by us and repaid to us or discharged from such trust) have been delivered to the trustee for cancellation or
      (b) all such new notes not theretofore delivered to the trustee for cancellation have become due and payable, will become due and payable at the stated maturity date within one year, or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name, and at our expense, and there have been deposited with the trustee as trust funds, for this purpose, sufficient cash or U.S. government obligations in such amounts sufficient to pay and discharge the entire indebtedness on the new notes not theretofore delivered to the trustee for cancellation, for principal amount, premium, if any, and interest to the date of such deposit (in the case of new notes which have become due and payable) or to the stated maturity date or a redemption date, as the case may be;

    - there have been paid all other sums payable by us under the indenture; and

    - there have been delivered (a) irrevocable instructions to the trustee to apply the deposited money toward the payment of the new notes at the stated maturity or on a redemption date, as the case may be, and (b) an officers' certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

CONCERNING THE TRUSTEE

    We and our affiliates use or will use some of the banking services of the trustee in the normal course of business. The trustee is also trustee under an indenture with us, dated as of January 23, 2002, with respect to our 5.75% Notes due 2007.

GOVERNING LAW

    The indenture and the new notes will be governed by the laws of the State of New York.

BOOK-ENTRY SYSTEM

    Upon issuance, all new notes will be represented by a single global note. The global note will be deposited on behalf of DTC and registered in the name of Cede & Co., which we refer to as Cede, as DTC's nominee. Beneficial interests in the global note will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC (the "Participants"). Investors may elect to hold interests in the global note through either DTC (in the United States), or Clearstream Banking, S.A. ("Clearstream") or the Euroclear System ("Euroclear")

(in Europe) if they are participants of those systems, or, indirectly, through organizations that are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of DTC.

    DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among participants in deposited securities through electronic book-entry charges to accounts of its participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Certain of such participants (or other representatives), together with other entities, own DTC. The rules applicable to DTC and its participants are on file with the SEC.

    Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations ("Clearstream Participants") and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the initial purchasers or their affiliates. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream Participant either directly or indirectly.

    Distributions with respect to the new notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

    Euroclear has advised us that it was created in 1968 to hold securities for its participants ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. The Euroclear System is operated by Euroclear Bank S.A./ N.V., a bank incorporated under the laws of the Kingdom of Belgium as the "Euroclear operator."

    The Euroclear operator holds securities and book-entry interests in securities for participating organizations and facilitates the clearance and settlement of securities transactions between Euroclear Participants, and between Euroclear Participants and participants of certain other securities intermediaries through electronic book-entry changes in accounts of such participants or other securities intermediaries.

    The Euroclear operator provides Euroclear Participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services.

    Non-participants of Euroclear may hold and transfer book-entry interests in the securities through accounts with a direct participant of Euroclear or any other securities intermediary that holds a book-entry interest in the securities through one or more securities intermediaries standing between such other securities intermediary and the Euroclear operator.

    Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of, or relationship with, persons holding through Euroclear Participants.

    Distributions with respect to the new notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

    The trustee (or any registrar or paying agent) will not have any responsibility for the performance by DTC, Clearstream or Euroclear or any Participants, Clearstream Participants or Euroclear Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of new notes only at the direction of one or more Participants whose accounts are credited with DTC interests in a global note.

    DTC has advised that, pursuant to procedures established by it: (1) upon the issuance by us of the global note representing the new notes, DTC or its nominee will credit the accounts of Participants with the aggregate principal amount of the individual beneficial interest represented by the global note; and
(2) ownership of beneficial interests in the new notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC with respect to its Participants' interests (both its direct and indirect Participants). The laws of some jurisdictions require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in the global note is limited to such extent.

    So long as a nominee of DTC is the registered owner of the global note, such nominee will be considered the sole owner or holder of the global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in the global note will not be entitled to have the new notes registered in their names, will not receive or be entitled to receive physical delivery of the new notes in definitive form and will not be considered the owners or holders thereof under the indenture.

    Neither we, the trustee, any paying agent nor the registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Title to book-entry interests in the new notes will pass by book-entry registration of the transfer within the records of Clearstream, Euroclear or DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the new notes may be transferred within Clearstream and within Euroclear and between Clearstream and Euroclear in accordance with procedures established for these purposes by Clearstream and Euroclear. Book-entry interests in the new notes may be transferred within DTC in accordance with procedures established for this purpose by DTC. Transfers of book-entry interests in the new notes among Clearstream and Euroclear and DTC may be effected in accordance with procedures established for this purpose by Clearstream, Euroclear and DTC.

    Principal and interest payments on the new notes will be made to DTC by wire transfer of immediately available funds. DTC's practice is to credit Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participant and not of DTC or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is our responsibility, disbursement of such payments to Participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of Participants and indirect Participants in DTC. Neither we, the trustee nor any initial purchaser will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to us.

    New notes represented by the global note will be exchangeable for note certificates with the same terms in authorized denominations only if:

    - DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days;

    - we determine not to require all of the new notes to be represented by the global note and notify the trustee of our decision; or

    - there shall have occurred and be continuing an event of default or any event that after notice or lapse of time or both would be an event of default with respect to the notes.

    In any such instance, an owner of a beneficial interest in the global note will be entitled to physical delivery in definitive form of new notes represented by the global note equal in principal amount to such beneficial interest and to have such notes registered in its name. New notes so issued in definitive form will be issued as registered notes in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us. Our definitive notes can be transferred by presentation for registration to the registrar at its New York offices and must be duly endorsed by the holder or the holder's attorney duly authorized in writing, or accompanied by a written instrument or instruments of transfer in form satisfactory to us or the trustee duly executed by the holder or the holder's attorney duly authorized in writing. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer of definitive notes.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

    Secondary market trading between Participants will occur in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

    Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream Participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving beneficial interests in the global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to its U.S. depositaries.

    Because of time zone differences, the securities account of a Euroclear Participant or Clearstream Participant purchasing a beneficial interest in a global note from a Participant will be credited during the securities settlement processing day immediately following the DTC settlement date and such credit of any transactions in beneficial interests in such global note settled during such processing will be reported to the relevant Euroclear Participant or Clearstream Participant on such business day. Cash received in Euroclear or Clearstream as a result of sales of beneficial interests in a global note by or through a Euroclear Participant or Clearstream Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

    Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants in DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

CERTAIN DEFINITIONS

    Set forth below are definitions of some of the terms used in this description of the new notes.

    The term "attributable debt" when used in connection with a sale and lease-back transaction involving a principal property means, at the time of determination, the lesser of:

    - the fair value of that property (as determined in good faith by our board of directors), or

    - the present value of the total net amount of rent to be paid during the term of the lease, including any renewal or extension of the lease, discounted at the rate of interest embedded in the lease or, if it is impractical to determine this rate, the weighted average annual interest rate on all outstanding notes, compounded semi-annually.

    For purposes of this definition, rent does not include amounts paid by the lessee for maintenance and repairs, insurance, taxes, assessments, water rates and similar charges.

    The term "business day," when used with respect to any place of payment, means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in that place of payment are authorized or obligated by law or executive order to close.

    The term "consolidated net tangible assets" means, at any particular time, total assets (excluding applicable reserves and other properly deductible items) less:

    - total current liabilities, except for notes and loans payable, current maturities of long-term debt, and current maturities of obligations under capital leases, and

    - goodwill, patents and trademarks, to the extent included in total assets,

all as presented on our most recent consolidated balance sheet and computed in accordance with generally accepted accounting principles.

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    The term "non-recourse obligation" means indebtedness or other obligations substantially related to:

    - the acquisition of assets not previously owned by us or any restricted subsidiary, or

    - the financing of a project involving the development or expansion of properties owned by us or any restricted subsidiary, under which the person extending the indebtedness or obligation has no recourse to us or any restricted subsidiary or any assets of ours or any restricted subsidiary other than the assets acquired with the proceeds of the transaction, the project financed with the proceeds of the transaction and the proceeds of the project.

    The term "place of payment" means the place or places where the principal of and any premium and interest on the securities are payable as specified in section 301 of the indenture.

    The term "principal property" means the land, land improvements, buildings and fixtures comprising the principal corporate office, any manufacturing facility or any distribution center, whether now owned or acquired in the future, which:

    - is owned by us or any subsidiary (as defined below);

    - is located within any of the 50 states of the United States or the District of Columbia;

    - is not determined in good faith by our board of directors to be immaterial to the overall business of us and our subsidiaries taken as a whole; and

    - has a market value on the date as of which the determination is being made of more than 4.0% of our consolidated net tangible assets.

    However, the addition at 557 Broadway, New York, New York to our world headquarters and our principal distribution and warehouse center located in Jefferson City, Missouri are not considered principal properties for purposes of the indenture only.

    The term "restricted subsidiary" means any subsidiary that owns any principal property.

    The term "sale and lease-back transaction" means any arrangement with any person providing for the leasing by us or a restricted subsidiary of a principal property where the principal property is sold or transferred by us or the restricted subsidiary to that person.

    The term "subsidiary" means any corporation of which we directly or indirectly own at least a majority of the outstanding voting stock having the authority to elect a majority of the board of directors. For the purposes of this definition, "voting stock" means stock that ordinarily has voting power for the election of directors.

                  IMPORTANT FEDERAL INCOME TAX CONSIDERATIONS

    The exchange of old notes for new notes will not be treated as a taxable transaction for U.S. Federal income tax purposes because the terms of the new notes will not be considered to differ materially in kind or extent from the terms of the old notes. Rather, the new notes you receive will be treated as a continuation of your investment in the old notes. As a result, you will not have any material U.S. Federal income tax consequences if you exchange your old notes for new notes.

    IF YOU ARE THINKING ABOUT EXCHANGING YOUR OLD NOTES FOR NEW NOTES, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES ARISING UNDER STATE, LOCAL OR FOREIGN LAWS.

                                       29
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                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives new notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. A broker-dealer may use this prospectus, as amended or supplemented from time to time, in connection with resales of new notes received in exchange for old notes where such broker-dealer acquired old notes as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make available a prospectus, as amended or supplemented, meeting the requirements of the Securities Act to any broker-dealer for use in connection with those resales.

    We will not receive any proceeds from any sale of new notes by broker-dealers. Broker-dealers may sell new notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes.

    Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act. A profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering this prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the old notes, other than commission or concessions of any brokers or dealers and will indemnify the holders of the old notes, including any brokers or dealers, against specified liabilities, including liabilities under the Securities Act.

                             VALIDITY OF THE NOTES

    The validity of the new notes will be passed upon for us by Coudert Brothers LLP, New York, New York. Andrew S. Hedden, a partner of Coudert Brothers LLP, is a director of Scholastic and owns 2,000 shares of our common stock.

                                    EXPERTS

    The consolidated financial statements of Scholastic Corporation included in Scholastic Corporation's Annual Report (Form 10-K) for the year ended May 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                       30
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                             AVAILABLE INFORMATION

    We have filed a registration statement on Form S-4 with the SEC in connection with this exchange offer. This prospectus is part of that registration statement. We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room at 450 Fifth Avenue, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet site at http://www.sec.gov and through the Nasdaq Stock Market, 9801 Washingtonian Boulevard, Gaithersburg, Maryland 20878, on which our common stock is listed.

    We are "incorporating by reference" specified documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file with the SEC will automatically update, and where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

    We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act by us until the exchange offer is completed.

    (1) Annual Report on Form 10-K for the fiscal year ended May 31, 2002,

    (2) Quarterly Report on Form 10-Q for the quarter ended August 31, 2002,

    (3) Quarterly Report on Form 10-Q for the quarter ended November 30, 2002,

    (4) Quarterly Report on Form 10-Q for the quarter ended February 28, 2003,

    (5) Current Report on Form 8-K, dated August 1, 2002,

    (6) Current Report on Form 8-K, dated August 22, 2002, and

    (7) Current Report on Form 8-K, dated April 3, 2003.

    You can request copies of these documents and any other document incorporated by reference herein, but not delivered with this prospectus, at no cost upon your written or oral request to Raymond Marchuk, our Senior Vice President, Finance and Investor Relations, 557 Broadway, New York, New York 10012, telephone number: (212) 343-6741.

    IN ORDER TO ENSURE TIMELY DELIVERY OF THE REQUESTED DOCUMENTS, REQUESTS SHOULD BE MADE NO LATER THAN MAY 30, 2003. In the event that we extend the exchange offer, you must submit your request at least five business days before the expiration date, as extended.

                                       31
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                             SCHOLASTIC CORPORATION
                            OFFER TO EXCHANGE UP TO
                                  $175,000,000
                                       OF
                               5% NOTES DUE 2013
                      WHICH HAVE BEEN REGISTERED UNDER THE
                             SECURITIES ACT OF 1933
                                      FOR
                          ALL OUTSTANDING UNREGISTERED
                               5% NOTES DUE 2013

                            ------------------------

                                   PROSPECTUS
                                  MAY 9, 2003

                            ------------------------